Exhibit 99.1

Sun Life announces offering of Subordinated Unsecured Debentures

TORONTO, Nov. 16, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today that it intends to issue in Canada $500 million  principal amount of Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031 (the "Series 2021-1 Debentures"), $1 billion principal amount of Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033 (the "Series 2021-2 Debentures") and $500 million principal amount of Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036 (the "Series 2021-3 Debentures" and, together with the Series 2021-1 Debentures and the Series 2021-2 Debentures, the "Debentures") for an aggregate principal amount of $2 billion. The offering is expected to close on November 18, 2021. The net proceeds will be used for general corporate purposes of the Company, which may include funding a portion of the purchase price for the previously announced acquisition of DentaQuest Group, Inc. (the "Acquisition"), investments in subsidiaries, repayment of indebtedness and other strategic investments.

The Company will be required to redeem the Series 2021-2 Debentures and the Series 2021-3 Debentures in full at a redemption price equal to par, together with accrued and unpaid interest up to but excluding the date fixed for redemption if either (i) the closing of the Acquisition has not occurred on or prior to October 3, 2022 (or such later date as extended pursuant to the acquisition agreement relating to the Acquisition) (the "Outside Date") or (ii) such acquisition agreement is terminated at any time prior to the Outside Date in accordance with its terms without closing of the Acquisition.

Further details of the offering will be set out in pricing supplements that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated March 19, 2021, all of which are or will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Debentures will be sold on a best efforts agency basis by a syndicate led by RBC Capital Markets, CIBC Capital Markets and Scotiabank, as co-leads. The proceeds from the offering of the Series 2021-1 debentures and, upon closing of the acquisition of DentaQuest Group, Inc., the Series 2021-2 and 2021-3 debentures, are expected to qualify for Tier 2 capital.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the closing and use of proceeds of the offering; (ii) regarding the Company's intention to acquire DentaQuest Group, Inc.; (iii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iv) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at November 16, 2021, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2020 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2020 under the heading "Risk Factors" and in the Company's interim management's discussion and analysis for the quarter ended September 30, 2021 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2021, Sun Life had total assets under management of $1.39 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:

Irene Poon
Manager
Corporate Communications
t. 416-988-0542
irene.poon@sunlife.com

Investor Relations Contact:

Yaniv Bitton
Vice-President, Head of Investor Relations & Capital Markets
t. 416-979-6496
Investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 20:49e 16-NOV-21